Exhibit 12.01
CRESCENT REAL ESTATE EQUITIES LIMITED PARTNERSHIP
Computation of Ratio Earnings to Fixed Charges
(dollars in thousands)

	2005		2004		2003		2002	2001
Income from continuing operations before minority interests and income tax	$24,488		$189,686		$57,323		$88,216	$13,526
Distributions received in excess of earnings from unconsolidated companies	10,050		191		1,750		13,161	15,364
Equity in losses from unconsolidated company with guaranteed debt	(723)		(1,676)		(2,979)		(641)	—
Interest Expense	136,664		176,771		172,116		178,956	182,194
Amortization of Capitalized Interest	16,417		8,433		5,600		5,371	—
Portion of rent expense representative of interest	699		965		1,126		1,319	1,485
Amortization of Deferred Financing Costs	8,108		13,056		11,053		10,265	9,327

Earnings	$195,703		$387,426		$245,989		$296,647	$221,896

Interest Expense	$136,969	(1)	$176,993	(1)	$172,351	(1)	$178,976	$182,194
Capitalized Interest	21,194		15,850		18,267		16,984	1,320
Amortization of Deferred Financing Costs	8,108		13,056		11,053		10,265	9,327
GMAC Preferred Dividend	—		—		—		5,723	19,015
Portion of rent expense representative of interest	699		965		1,126		1,319	1,485

Fixed Charges	$166,970		$206,864		$202,797		$213,267	$213,341

Ratio of Earnings to Fixed Charges	1.17		1.87		1.21		1.39	1.04

(1) Includes interest expense on debt at an unconsolidated company that is guaranteed by us.